UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 September 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Suspension of Listing & Trading on Euronext Dublin

CRH plc
(the "Company")

Suspension of Admission to Listing of Ordinary Shares on Euronext Dublin

                                                                     21 September 2023

In connection with the transfer of the Company's primary listing to the New York Stock Exchange ("NYSE"), the Company confirms that its ordinary shares listed on Euronext Dublin (ISIN: IE0001827041) ceased trading on Euronext Dublin from 16.30 hrs BST/11.30 hrs ET, on Wednesday, 20 September 2023 and that its ordinary shares are expected to be delisted from Euronext Dublin with effect from 06.00 hrs BST/01.00 hrs ET on Monday 25 September 2023.

The Company's ordinary shares remain eligible for and continue to trade on the Main Market of the London Stock Exchange (ISIN: IE0001827041) and will be listed on the NYSE.

The completion of the changes required to effect the transfer of the Company's primary listing to the NYSE are expected to occur, as previously announced on 8 June 2023 and 11 July 2023, at 06.00 hrs BST/01.00 hrs ET Monday 25 September 2023. The transfer will involve: (1) the implementation of an Irish High Court approved scheme of arrangement to effect the migration of the settlement system of CRH's ordinary shares from Euroclear Bank to the Depositary Trust Company in connection with the listing of the ordinary shares on the NYSE; (2) the transfer of the Company's ordinary shares on the London Stock Exchange from a premium listing to a standard listing; and (3) the cancellation of the secondary listing of the Company's ordinary shares listed on Euronext Dublin.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: + 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 September 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary